Exhibit 99.1
[J.P. Morgan Securities Inc. Letterhead]
CONSENT OF J.P. MORGAN SECURITIES INC.
     We hereby consent to (i) the use of our opinion letter dated as of July 26, 2009 to the Board of Directors of Harleysville National Corporation (the “Company”) included in Appendix B to the Proxy Statement/Prospectus relating to the proposed merger of the Company and First Niagara Financial Group, Inc., and (ii) the references to such opinion in the Proxy Statement/Prospectus under the headings “Summary — Opinion of Harleysville National Corporation’s Financial Advisor,” “Risk Factors — The Opinion of Harleysville National Corporation's Financial Advisor Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger, Including Any Reduction in The Merger Consideration as a Result of Harleysville National Corporation’s Loan Delinquencies,” “The Merger and the Merger Agreement — Background of the Merger,” “The Merger and the Merger Agreement — Recommendation of the Harleysville National Corporation Board of Directors and Reasons for the Merger” and “The Merger and the Merger Agreement — Fairness Opinion of Harleysville National Corporation’s Financial Advisor”. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

J.P. MORGAN SECURITIES INC.

	By:	/s/ Eric Warmstein

Name: Eric Warmstein Title: Managing Director

October 9, 2009